Exhibit 99.1

Golden Star Year End 2015 Results Conference Call

TORONTO, Feb. 17, 2016 /CNW/ - Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its year end 2015 financial results after market close on February 23, 2016.  The Company will conduct a conference call and webcast to discuss these results on Wednesday, February 24th at 10:00 am EST.

The quarterly results call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888 390 0605
Participants - toll: +1 416 764 8609
Conference ID: 34902047
Webcast: http://www.gsr.com

Please call in five minutes prior to the conference call start time to ensure a prompt start.

A recording of the call will be available until March 2, 2016 by dialing:
Toll free: +1 888 390 0541
Toll: +1 416 764 8677
Replay passcode: 902047 #

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star is an established gold mining company that holds a 90% interest in the Wassa and Prestea gold mines in Ghana.  As of December 31, 2014 Golden Star had Mineral Reserves of 1.9 million ounces and 6.6 million ounces in Measured and Indicated Mineral Resources.  The Company is developing two brownfield projects at Wassa and Prestea mines which are expected to transform Golden Star into a lower cost producer.  As such, the Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: For further information, please visit www.gsr.com or contact: Lisa Doddridge, Vice President, Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 09:54e 17-FEB-16